

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 7, 2012

Via E-Mail
Michael Hansen
President and Chief Executive Officer
MediaNet Group Technologies, Inc.
5200 Town Center Circle, Suite 601
Boca Raton, FL 33486

> **Re: MediaNet Group Technologies, Inc.**
> **Form 10-K for the Fiscal Year Ended September 30, 2010**
> **Filed March 30, 2011**
> **Current Report on Form 8-K**
> **Filed March 2, 2011**
> **Form 10-Q for the Quarterly Period Ended December 31, 2010**
> **Filed March 30, 2011**
> **Form 10-Q for the Quarterly Period Ended June 30, 2011**
> **Filed August 15, 2011**
> **File No. 000-49801**

Dear Mr. Hansen:

We have reviewed the revisions reflected in your Form 10-K for the Fiscal Year Ended September 30, 2011 filed January 31, 2012 made in response to our prior comments and have the following additional comments.

Please respond to this letter within ten business days by, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to our comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended September 30, 2010

General

1. We refer you to comment 22 of our letter dated September 27, 2011 and your disclosure in Note 14 on page F-29 of your recently filed September 30, 2011 Form 10-K regarding the notion of common control. As previously requested please expand your disclosure in future filings to describe the principles followed in consolidating the separate financial statements of entities under common control as required by Rule 3A-03 of Regulation S-X.

2. We reissue prior comment 3 of our letter dated January 6, 2012. Please revise your disclosure in future filings under Item 12 to clarify Mr. Hansen has the full right to vote and dispose of shares consistent with your response.

You may contact Scott Stringer, Staff Accountant, at (202) 551-3272 or Donna Di Silvio, Staff Accountant, at (202) 551-3202 if you have questions regarding comments on the financial statements and related matters. Please contact Catherine Brown, Staff Attorney, at (202) 551-3513 if you have questions regarding any other comments. You may contact me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Andrew D. Mew

Andrew D. Mew
Accounting Branch Chief